SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.

400 Somerset Street

New Brunswick, New Jersey 08901

REQUIRED INFORMATION

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

		Page
		Number
(a)	Financial Statements of the Plan

	Reports of Independent Registered Public Accounting Firms	2-3

	Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	5

	Notes to Financial Statements	6

(b)	Schedule *

	Schedule of Assets (Held at End of Year) - Schedule H, Part IV, Line 4i as of December 31, 2022	15

(c)	Signatures	16

(d)	Exhibits- Consents of Independent Registered Public Accounting Firms	17-18

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Reports of Independent Registered Public Accounting Firms

To the Audit Committee, 401(k) Plan Committee, the Plan Administer and Plan participants of the Magyar Bank 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Magyar Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2023

Kingston, NH

June 27, 2023

Audit Committee and Plan Participants

Magyar Bank 401(k) Profit Sharing Plan

New Brunswick, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2019 - 2022.

Milwaukee, Wisconsin

June 29, 2022

Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021

Investments:
Pooled separate account, at fair value	$888,392	$1,127,948
Insurance co. general account, at contract value	1,072,070	989,910
Registered investment companies, at fair value	6,745,063	7,970,072
Employer stock fund, at fair value	1,615,575	1,463,957
Total investments	10,321,100	11,551,887

Receivables:
Notes receivable from participants	98,100	93,642
Total receivables	98,100	93,642

Net assets available for benefits	$10,419,200	$11,645,529

See Accompanying Notes to Financial Statements

Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2022

Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments	$(1,774,030)
Dividend income	144,239
Other interest	19,305
Total investment loss	(1,610,486)

Contributions:
Employee	623,376
Rollover	54,123
Employer	247,749
Total contributions	925,248

Interest on notes receivable from participants	4,862

Total net reductions	(680,376)

Deductions:
Distributions to participants	$489,832
Administrative expenses	56,121
Total deductions	545,953

Net decrease in net assets	(1,226,329)

Net assets available for benefits, beginning of year	11,645,529

Net assets available for benefits, end of year	$10,419,200

See Accompanying Notes to Financial Statements

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:

The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank” or “Plan Sponsor”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility:

The Plan covered all eligible employees of the Bank who had attained 18 years of age and had been employed with the Bank for three (3) months.

Contributions:

Participants may contribute up to 80% of their gross earnings, as defined by the Plan document, up to the maximum permitted by IRS limitations ($20,500 for 2022). Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $6,500 during the 2022 Plan year. Plan provisions allow for the automatic enrollment of all eligible participants upon entry into the Plan at 4% of the participant’s eligible compensation, which will be invested into a qualified default investment option determined by the Plan Sponsor. Participants have the option to change the automatic enrollment deferral percentages.

The Bank has the option to make a discretionary contribution. During the year ended December 31, 2022, the Bank made discretionary matching contributions of 100% of the first 2% of employees' elective contributions and 50% of the next 4% of employees' elective contributions up to a maximum of 4% of gross earnings. Employer contributions were $247,749 in 2022. The Bank also has the option to make a non-matching profit sharing contribution. During the year ended December 31, 2022, the Bank did not make a non-matching profit sharing contribution.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Notes receivable from participants:

Participants may borrow from their individual participant accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan. The interest rates on loans ranged from 4.25% to 6.50% as of December 31, 2022 and December 31, 2021. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. No more than one loan may be outstanding at any time.

Investments:

Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:

Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s discretionary matching contributions, non-matching profit sharing contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated to participants based on each participant’s share balance within each fund as a percentage of the Plan’s total share balances within each fund. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:

The employees are always 100% vested with respect to their own contributions and related earnings. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Bank matching contributions for each year begin vesting at the rate of 20% per year of service for the first five years of service and Bank non-matching contributions are immediately vested. After an employee has attained five years of service, all current and future contributions are immediately vested.

Payments of benefits:

Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Distributions under the Plan may be made in lump sums.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Once reaching the age of 59-1/2, a participant can elect to withdraw contributions for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw contributions in the event of a financial hardship, such as certain medical expenses, the purchase of a principal residence, payment of tuition and related educational fees, payments to prevent eviction from or foreclosure on a principal residence, or burial or funeral expenses, in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to federal income taxes.

Plan administration:

The Plan is administered by the 401(k) Investment Committee appointed by the Bank's Board of Directors. Principal Trust Company is the Trustee and administrative service provider for the Plan.

Forfeitures:

Forfeitures of non-vested participants' accounts can be used to pay plan expenses or reduce employer contributions. During 2022, forfeitures amounted to $9,597. The Plan used $742 of forfeited amounts to fund Plan administration expenses and $3,223 in forfeitures were used against contributions during the year. The balance of the forfeited funds held by the Plan at December 31, 2022 and 2021 was $9,172 and $3,540, respectively.

Plan termination:

The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and administrative expenses are recorded when incurred.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Investment valuation and income recognition:

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the plan year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

No allowance for losses is deemed necessary by Plan Management as loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Delinquent participant loans are deemed as distributions based upon the terms of the Plan document.

Distributions:

Distributions to Plan participants are recorded when paid.

Administrative expenses:

Expenses incurred in the administration of the Plan and the trust were generally charged to and paid by the participants and are included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee and record keeper through participant deductions and are reflected as administrative expenses. In addition, certain investment related expenses were reflected as a reduction of net investment income and are not readily determinable.

Recent accounting pronouncements:

There were no recently adopted accounting pronouncements that had a significant impact on the Plan’s financial statements.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investment Contract with Insurance Company:

The Plan holds a fully benefit-responsive investment contract (insurance company/general account), listed in the Statements of Net Assets Available for Benefits as Insurance company general account. The investment contract was with Principal Life Insurance Company, and contributions continued to be maintained in a general account. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The fully benefit-responsive investment contracts are direct investments between the Plan and the issuer.

Contract values represent contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Since contract value is the relevant measurement, this investment is excluded from the fair value hierarchy table.

The fully benefit-responsive investment contract held by the Plan is a guaranteed investment contract obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuers but may not be less than 0.15%. Such interest rates are reviewed annually for resetting. The contract does not have a maturity date.

The Plan must provide six months’ notice to the contract issuer to redeem its interest in this investment at contract value or the Plan may be subject to a surrender charge. Participants may incur a 30 day wait to redeem their interest.

The Plan’s ability to received amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the follow: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements:

The Plan’s investments are recorded in accordance with FASB Accounting Standards Codification Topic 820 (“ASC 820”), which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021, unless otherwise stated.

Employer stock: The Plan holds employer-related securities. This option seeks to provide long-term capital appreciation through the direct investment in the common stock of Magyar Bancorp, Inc., which is publicly traded on the NASDAQ Stock Market. The employer stock consists of 100% of the common shares of Magyar Bancorp, Inc. This stock is valued at the number of the shares held by the Plan at the closing price of the stock at year end. These investments can be redeemed daily and without any restrictions on the timing of the redemption.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued):

Registered investment companies: Valued at the net asset value of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore included in Level 1 investments in the fair value hierarchy table.

Pooled separate account: Valued based on the observable unit value of the underlying investment mutual fund investments held by the Plan trustee at year end and are therefore included in Level 2 investments in the fair value hierarchy table.

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021.

Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Total

Registered investment companies	$6,745,063	$—	$6,745,063
Pooled separate account	—	888,392	888,392
Employer securities	1,615,575	—	1,615,575
Total investments at fair value	8,360,638	888,392	9,249,030
Total investments	$8,360,638	$888,392	$9,249,030

Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Total

Registered investment companies	$7,970,072	$—	$7,970,072
Pooled separate account	—	1,127,948	1,127,948
Employer securities	1,463,957	—	1,463,957
Total investments at fair value	9,434,029	1,127,948	10,561,977
Total investments	$9,434,029	$1,127,948	$10,561,977

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Party in Interest Transactions:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, shares of employer stock and the management of investments held by the trustee and custodian are considered party-in-interest transactions.

At December 31, 2022 and at December 31, 2021, the Plan held common stock of the Magyar Bancorp, Inc., the parent company of the sponsoring employer, in the amount of $1,615,575 and $1,463,957, respectively. During the year ended December 31, 2022, the Plan earned dividend income of $24,686 related to the common stock.

Note 6 - Tax status of the Plan:

The Internal Revenue Service (“IRS”) has determined by a letter dated April 8, 2014 that the volume submitter profit sharing plan document adopted by the plan sponsor is designed in accordance with applicable section of the IRC. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and therefore believes the Plan is qualified.

Effective July 15, 2022, the Company adopted a “pre-approved” plan document of Principal Life Insurance Company. The IRS has determined by letter dated June 30, 2020 that the pre-approved plan document adopted by the plan sponsor is designed in accordance with applicable sections of the IRC. Pre-approved defined contribution plan documents must be restated in their entirety to include language for changes in applicable laws or regulations every six years. This restatement process incorporates all amendments made to the plan during the past six years into a new plan document.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 8 – Subsequent Events:

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

  Magyar Bank 401(k) Profit Sharing Plan

  EIN No.: 22-1085787, Plan No. 002

  Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

  December 31, 2022

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	Current
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Value
	Wells Fargo	Registered Investment Company AllSpring Spec M Cap Value R6	$533
	The American Funds	Registered Investment Company American Funds Newworld R6	26,698
	BlackRock	Registered Investment Company BlackRock Md-Cp Gr EQ K Fund	204,961
	Dimensional Fund Advisors	Registered Investment Company DFA Infl Protected Sec I Fund	7,267
	Fidelity Investments	Registered Investment Company Fidelity Adv Sm Cap Val Z Fund	158,901
	BlackRock	Registered Investment Company iShs US Agg Bond Index K Fund	322,196
	Janus International Holding, LLC	Registered Investment Company Janus Henderson Blncd N	346,962
	Loomis Sayles	Registered Investment Company Loomis Sayles Gl Alloc N Fund	454
	Lord Abbett	Registered Investment Company Lord Abbett Dev Growth R6 Fund	424
	MFS Investment Management	Registered Investment Company MFS Intl Diversification R6 Fund	7,693
	PGIM Investments	Registered Investment Company PGIM High Yield R6 Fund	22,192
	PIMCO Funds	Registered Investment Company PIMCO Income Institutional Fund	142,465
	Vanguard	Registered Investment Company Vanguard Growth Index Adm Fund	371,604
	Vanguard	Registered Investment Company Vanguard Intl Growth Adm Fund	537,998
	Vanguard	Registered Investment Company Vanguard Mid Cap Index Adm Fund	1,242,339
	Vanguard	Registered Investment Company Vanguard Sm Cap Index Adm Fund	359,253
	Vanguard	Registered Investment Company Vanguard Tgt Rmt Inc Inv Fund	38,330
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2020 Inv Fund	68,919
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2025 Inv Fund	226,274
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2030 Inv Fund	717,283
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2035 Inv Fund	638,435
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2040 Inv Fund	523,874
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2045 Inv Fund	157,284
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2050 Inv Fund	38,794
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2055 Inv Fund	93,725
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2060 Inv Fund	77,834
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2065 Inv Fund	18,572
	Vanguard	Registered Investment Company Vanguard Tgt Rmt 2070 Inv Fund	1,088
	Vanguard	Registered Investment Company Vanguard Value Index Adm Fund	392,711
		REGISTERED INVESTMENT COMPANIES	$6,745,063

*	Principal Life Insurance Company	Insurance Company General Principal Guaranteed Option	1,072,070
		GENERAL ACCOUNT TOTAL	$1,072,070

*	Principal Life Insurance Company	Pooled Separate Account Prin LgCp S&P 500 Index SA-Z	888,392
		POOLED SEPARATE ACCOUNT TOTAL	$888,392

*	Magyar Bancorp, Inc. Stock	Employer Security Magyar Bancorp, Inc.	1,615,575
		EMPLOYER STOCK FUND TOTAL	$1,615,575

*	Participants	Notes Receivable with interest rates of 4.25% to 6.50%	98,100

		TOTAL PLAN ASSETS	$10,419,200

* Indicates Party-In-Interest to the Plan

Column (d) "Cost" section of this table is omitted for participant-directed accounts

See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 27, 2023	By:	/s/ Jon R. Ansari
Executive Vice President, Chief Financial Officer
Magyar Bank